Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

I.	Press Release

Rezolve Launches SmartCodes Designed to Engage Consumers and Drive Instant Transactions

SmartCodes lead to instant commerce and data capture

•	Extending the standard QR code, SmartCode enhances mobile engagement with ‘One click checkout’ for physical locations

•	SmartCodes transfer customers to the merchant’s app where they are able to checkout or engage with one click

(Please Note on December 17, 2021, Rezolve announced that it had entered into a definitive business combination agreement with Armada Acquisition Corp. I (NASDAQ: AACI), a publicly traded special purpose acquisition company. Upon closing of the transaction, the combined company’s shares are expected to trade on the NASDAQ under the ticker symbol “ZONE”.)

Also note that this press release should be read in conjunction with an announcement video available at www.rezolve.com/investors.

London, July 13, 2022 – Rezolve, a leader in mobile commerce and engagement, today announced the launch of SmartCode, a new trigger built on Rezolve’s platform, designed to provide an efficient approach for merchants to engage consumers and drive instant transactions.

Extending the standard QR code, SmartCode enhances mobile engagement with ‘One click checkout’ for physical locations, providing advanced experiences in mobile engagement for both merchants and consumers. Typically, a QR code provides a way to interact with a fixed page, while SmartCodes transfer consumers to the merchant’s app where they can instantly interact with the product or directly place an order. In addition, SmartCode helps merchants obtain new app users by leading new customers to the app store when they scan the code. Customers will be automatically redirected to the content that is linked to the SmartCode after the app is installed.

Designed to be trackable and measurable, SmartCodes enable merchants to capture user data and understand customers’ profiles with built-in analytics tools, offering business guidance to boost conversions and drive transactions. Furthermore, merchants can deliver different campaigns by adjusting content and changing schedules within the SmartCode any time, which brings convenience and helps greatly improve marketing efficiency.

“This is a new kind of QR code that allows a consumer to scan it and instantly buy or interact with that product,” said Dan Wagner, Rezolve’s Chairman and CEO. “Rezolve’s SmartCode does this with one click. We’re very proud to introduce this new trigger based upon an old trigger, familiar to many, but unique and new. Rezolve’s SmartCode is a smarter, more efficient, and we believe eminently more transactable way to interact with consumers today.”

Rezolve, an enterprise SaaS platform designed from the ground up specifically for mobile commerce and engagement, is positioned to become the engine of mobile engagement that enables the transformation of interactions between consumers and merchants on mobile devices. With various mobile technologies including geofencing, Bluetooth beacons, watermarked advertisements, and now Smart Codes, Rezolve continues to provide merchants with new approaches that lead consumers directly to special offers.

About Rezolve

Rezolve is taking retailing into a new era of customer engagement with a proprietary mobile engagement platform. The Rezolve Platform is a powerful set of mobile commerce and engagement capabilities that provide mobile application vendors with a range of valuable commercial opportunities that can be realized without having to develop code, host operations or manage security. The Rezolve Inside SDK allows mobile application vendors to quickly deliver innovation for their consumers into existing or new mobile apps. Rezolve was founded in 2016, is headquartered in London, UK and has offices in China, India, Taiwan, Germany, Spain and Mexico. (www.rezolve.com).

About Armada Acquisition Corp. I

Armada Acquisition Corp. I is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Armada was founded on November 5, 2020 and is headquartered in Philadelphia, PA.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I andWhere to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”) and the other parties thereto.

This communication relates to the proposed business combination transaction among Armada, Rezolve, Rezolve Merger Sub and the other parties thereto. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Suband the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 1760 Market Street, Suite 602, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements with respect to SmartCodes helping merchants obtain new app users; the functionality of SmartCodes; and the impact of SmartCodes on merchants’ interaction with consumers.

Contacts

For Rezolve:

Investor Contact:

Kevin Hunt

RezolveIR@icrinc.com

Media Contact:

Urmee Khan

urmeekhan@rezolve.com

44-7576-094-040

Media Contact:

Edmond Lococo

ICR Inc.

RezolvePR@icrinc.com

A transcript of the video linked in the above press release appears below under Section II.

II.	Video Transcript

Rezolve’s Mobile Engagement platform provides merchants with a variety of triggers that allow them to interact with consumers via their mobile phone. Those triggers include geo zones and images and audio and social media links. Today we are announcing a new take on an old trigger. We’re introducing the smart code. This is a new kind of QR code that allows a consumer to scan it and instantly buy or interact with that product.

Typically, QR codes, which have been around for a long time, provide a way for the mobile device to interact with something static, but they often end up taking a user to an endless space, a website, a long checkout flow, a PDF download, something that doesn’t really fulfill the immediate objective of capturing user data and capturing an order. Rezolve’s Smart Code does this with one click.

We’re very proud to introduce this new trigger, based upon an old trigger, familiar to many but unique and new. Rezolve’s Smart Code code is a smarter, more efficient and eminently more transactable way to interact with consumers today.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I andWhere to Find It

This communication relates to the proposed business combination transaction among Armada, Rezolve, Rezolve Merger Sub and the other parties thereto. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Suband the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 1760 Market Street, Suite 602, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.